UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Benson Hill, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

082490103

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 082490103	Page 2 of 18

1	NAME OF REPORTING PERSONS GV 2017, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,510,238 (1)(2)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 10,067,174 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,510,238 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6% (3)
12	TYPE OF REPORTING PERSON PN

(1)	Consists of the following securities of Benson Hill, Inc. (the “Issuer”) directly beneficially owned by GV 2017, L.P. (the “2017 Partnership”): (i) 11,310,238 shares of Common Stock; and (ii) 200,000 warrants which are exercisable for an equal number of shares of Common Stock. Of the aforementioned shares of Common Stock, 1,443,064 are subject to an earn-out contingency until the achievement of certain stock price targets (“Earn-Out Shares”). Holders of Earn-Out Shares are entitled to exercise voting rights carried by those securities, but the Earn-Out Shares are held in escrow until the satisfaction of the relevant contingencies, and if such contingencies are not satisfied during the 36-month period following the completion of the Issuer’s business combination on September 29, 2021, then the Earn-Out Shares shall not vest and shall be canceled.

(2)	The general partner of the 2017 Partnership is GV 2017 GP, L.P. (“2017 GP”). The general partner of 2017 GP is GV 2017 GP, L.L.C. (“2017 LLC”). The sole member of 2017 LLC is Alphabet Holdings LLC (“Alphabet Holdings”). The sole member of Alphabet Holdings is XXVI Holdings Inc. (“XXVI”). The controlling stockholder of XXVI is Alphabet Inc. (Alphabet Inc., together with 2017 GP, 2017 LLC, Alphabet Holdings, and XXVI may be collectively referred to as the “2017 Partnership Affiliates”). Each of the 2017 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”)) the securities directly beneficially owned by the 2017 Partnership.

(3)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 206,463,457 shares of the Issuer’s Common Stock outstanding as of November 10, 2022 as reported by the Issuer in its Quarterly Report for the period ended September 30, 2022, filed on Form 10-Q with the Securities and Exchange Commission (the “SEC”) on November 14, 2022.

CUSIP No. 082490103	Page 3 of 18

1	NAME OF REPORTING PERSONS GV 2017 GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,510,238 (1)(2)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 10,067,174 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,510,238 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6% (3)
12	TYPE OF REPORTING PERSON PN

(1)	Consists of the following securities of the Issuer, which are directly beneficially owned by the 2017 Partnership: (i) 11,310,238 shares of Common Stock; and (ii) 200,000 warrants which are exercisable for an equal number of shares of Common Stock. Of the aforementioned shares of Common Stock, 1,443,064 are Earn-Out Shares. Holders of Earn-Out Shares are entitled to exercise voting rights carried by those securities, but the Earn-Out Shares are held in escrow until the satisfaction of the relevant contingencies, and if such contingencies are not satisfied during the 36-month period following the completion of the Issuer’s business combination on September 29, 2021, then the Earn-Out Shares shall not vest and shall be canceled.

(2)	The general partner of the 2017 Partnership is 2017 GP. The general partner of 2017 GP is 2017 LLC. The sole member of 2017 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2017 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2017 Partnership.

(3)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 206,463,457 shares of the Issuer’s Common Stock outstanding as of November 10, 2022 as reported by the Issuer in its Quarterly Report for the period ended September 30, 2022, filed on Form 10-Q with the SEC on November 14, 2022.

CUSIP No. 082490103	Page 4 of 18

1	NAME OF REPORTING PERSONS GV 2017 GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,510,238 (1)(2)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 10,067,174 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,510,238 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6% (3)
12	TYPE OF REPORTING PERSON OO

(1)	Consists of the following securities of the Issuer, which are directly beneficially owned by the 2017 Partnership: (i) 11,310,238 shares of Common Stock; and (ii) 200,000 warrants which are exercisable for an equal number of shares of Common Stock. Of the aforementioned shares of Common Stock, 1,443,064 are Earn-Out Shares. Holders of Earn-Out Shares are entitled to exercise voting rights carried by those securities, but the Earn-Out Shares are held in escrow until the satisfaction of the relevant contingencies, and if such contingencies are not satisfied during the 36-month period following the completion of the Issuer’s business combination on September 29, 2021, then the Earn-Out Shares shall not vest and shall be canceled.

(2)	The general partner of the 2017 Partnership is 2017 GP. The general partner of 2017 GP is 2017 LLC. The sole member of 2017 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2017 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2017 Partnership.

(3)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 206,463,457 shares of the Issuer’s Common Stock outstanding as of November 10, 2022 as reported by the Issuer in its Quarterly Report for the period ended September 30, 2022, filed on Form 10-Q with the SEC on November 14, 2022.

CUSIP No. 082490103	Page 5 of 18

1	NAME OF REPORTING PERSONS GV 2019, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,339,223 (1)(2)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 5,485,097 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,339,223 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.1% (3)
12	TYPE OF REPORTING PERSON PN

(1)	Consists of 6,339,223 shares of the Issuer’s Common Stock directly beneficially owned by GV 2019, L.P. (the “2019 Partnership”), 854,126 of which are Earn-Out Shares. Holders of Earn-Out Shares are entitled to exercise voting rights carried by those securities, but the Earn-Out Shares are held in escrow until the satisfaction of the relevant contingencies, and if such contingencies are not satisfied during the 36-month period following the completion of the Issuer’s business combination on September 29, 2021, then the Earn-Out Shares shall not vest and shall be canceled.

(2)	The general partner of the 2019 Partnership is GV 2019 GP, L.P. (“2019 GP”). The general partner of the 2019 GP is GV 2019 GP, L.L.C. (“2019 LLC”). The sole member of 2019 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. (Alphabet Inc., together with 2019 GP, 2019 LLC, Alphabet Holdings, and XXVI may be referred to as the “2019 Partnership Affiliates”). Each of the 2019 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2019 Partnership.

(3)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 206,463,457 shares of the Issuer’s Common Stock outstanding as of November 10, 2022 as reported by the Issuer in its Quarterly Report for the period ended September 30, 2022, filed on Form 10-Q with the SEC on November 14, 2022.

CUSIP No. 082490103	Page 6 of 18

1	NAME OF REPORTING PERSONS GV 2019 GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,339,223 (1)(2)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 5,485,097 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,339,223 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.1% (3)
12	TYPE OF REPORTING PERSON PN

(1)	Consists of 6,339,223 shares of the Issuer’s Common Stock directly beneficially owned by the 2019 Partnership, 854,126 of which are Earn-Out Shares. Holders of Earn-Out Shares are entitled to exercise voting rights carried by those securities, but the Earn-Out Shares are held in escrow until the satisfaction of the relevant contingencies, and if such contingencies are not satisfied during the 36-month period following the completion of the Issuer’s business combination on September 29, 2021, then the Earn-Out Shares shall not vest and shall be canceled.

(2)	The general partner of the 2019 Partnership is 2019 GP. The general partner of the 2019 GP is 2019 LLC. The sole member of 2019 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2019 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2019 Partnership.

(3)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 206,463,457 shares of the Issuer’s Common Stock outstanding as of November 10, 2022 as reported by the Issuer in its Quarterly Report for the period ended September 30, 2022, filed SEC on Form 10-Q with the on November 14, 2022.

CUSIP No. 082490103	Page 7 of 18

1	NAME OF REPORTING PERSONS GV 2019 GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,339,223 (1)(2)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 5,485,097 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,339,223 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.1% (3)
12	TYPE OF REPORTING PERSON OO

(1)	Consists of 6,339,223 shares of the Issuer’s Common Stock directly beneficially owned by the 2019 Partnership, 854,126 of which are Earn-Out Shares. Holders of Earn-Out Shares are entitled to exercise voting rights carried by those securities, but the Earn-Out Shares are held in escrow until the satisfaction of the relevant contingencies, and if such contingencies are not satisfied during the 36-month period following the completion of the Issuer’s business combination on September 29, 2021, then the Earn-Out Shares shall not vest and shall be canceled.

(2)	The general partner of the 2019 Partnership is 2019 GP. The general partner of the 2019 GP is 2019 LLC. The sole member of 2019 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2019 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2019 Partnership.

(3)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 206,463,457 shares of the Issuer’s Common Stock outstanding as of November 10, 2022 as reported by the Issuer in its Quarterly Report for the period ended September 30, 2022, filed on Form 10-Q with the SEC on November 14, 2022.

CUSIP No. 082490103	Page 8 of 18

1	NAME OF REPORTING PERSONS Alphabet Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,849,461 (1)(2)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 15,552,271 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,849,461 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.7%(3)
12	TYPE OF REPORTING PERSON OO

(1)	Consists of the following securities of the Issuer: (i) 11,310,238 shares of Common Stock directly beneficially owned by the 2017 Partnership; (ii) 6,339,223 shares of Common Stock directly beneficially owned by the 2019 Partnership; and (iii) 200,000 warrants exercisable for an equal number of shares of Common Stock, which are directly beneficially owned by the 2017 Partnership. Of the aforementioned securities, 1,443,064 of the shares of Common Stock issued to the 2017 Partnership and 854,126 of the shares of Common Stock issued to the 2019 Partnership are Earn-Out Shares. Holders of Earn-Out Shares are entitled to exercise voting rights carried by those securities, but the Earn-Out Shares are held in escrow until the satisfaction of the relevant contingencies, and if such contingencies are not satisfied during the 36-month period following the completion of the Issuer’s business combination on September 29, 2021, then the Earn-Out Shares shall not vest and shall be canceled.

(2)	As described more specifically in the footnotes to the tables set forth hereinabove, Alphabet Holdings may be deemed to have indirect beneficial ownership of the securities directly beneficially owned by the 2017 Partnership and the 2019 Partnership.

(3)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 206,463,457 shares of the Issuer’s Common Stock outstanding as of November 10, 2022 as reported by the Issuer in its Quarterly Report for the period ended September 30, 2022, filed on Form 10-Q with the SEC on November 14, 2022.

CUSIP No. 082490103	Page 9 of 18

1	NAME OF REPORTING PERSONS XXVI Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,849,461 (1)(2)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 15,552,271 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,849,461 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.7% (3)
12	TYPE OF REPORTING PERSON CO

(1)	Consists of the following securities of the Issuer: (i) 11,310,238 shares of Common Stock directly beneficially owned by the 2017 Partnership; (ii) 6,339,223 shares of Common Stock directly beneficially owned by the 2019 Partnership; and (iii) 200,000 warrants exercisable for an equal number of shares of Common Stock, which are directly beneficially owned by the 2017 Partnership. Of the aforementioned securities, 1,443,064 of the shares of Common Stock issued to the 2017 Partnership and 854,126 of the shares of Common Stock issued to the 2019 Partnership are Earn-Out Shares. Holders of Earn-Out Shares are entitled to exercise voting rights carried by those securities, but the Earn-Out Shares are held in escrow until the satisfaction of the relevant contingencies, and if such contingencies are not satisfied during the 36-month period following the completion of the Issuer’s business combination on September 29, 2021, then the Earn-Out Shares shall not vest and shall be canceled.

(2)	As described more specifically in the footnotes to the tables set forth hereinabove, XXVI may be deemed to have indirect beneficial ownership of the securities directly beneficially owned by the 2017 Partnership and the 2019 Partnership.

(3)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 206,463,457 shares of the Issuer’s Common Stock outstanding as of November 10, 2022 as reported by the Issuer in its Quarterly Report for the period ended September 30, 2022, filed on Form 10-Q with the SEC on November 14, 2022.

CUSIP No. 082490103	Page 10 of 18

1	NAME OF REPORTING PERSONS Alphabet Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,849,461 (1)(2)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 15,552,271 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,849,461 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.7% (3)
12	TYPE OF REPORTING PERSON CO, HC

(1)	Consists of the following securities of the Issuer: (i) 11,310,238 shares of Common Stock directly beneficially owned by the 2017 Partnership; (ii) 6,339,223 shares of Common Stock directly beneficially owned by the 2019 Partnership; and (iii) 200,000 warrants exercisable for an equal number of shares of Common Stock, which are directly beneficially owned by the 2017 Partnership. Of the aforementioned securities, 1,443,064 of the shares of Common Stock issued to the 2017 Partnership and 854,126 of the shares of Common Stock issued to the 2019 Partnership are Earn-Out Shares. Holders of Earn-Out Shares are entitled to exercise voting rights carried by those securities, but the Earn-Out Shares are held in escrow until the satisfaction of the relevant contingencies, and if such contingencies are not satisfied during the 36-month period following the completion of the Issuer’s business combination on September 29, 2021, then the Earn-Out Shares shall not vest and shall be canceled.

(2)	As described more specifically in the footnotes to the tables set forth hereinabove, Alphabet Inc. may be deemed to have indirect beneficial ownership of the securities directly beneficially owned by the 2017 Partnership and the 2019 Partnership.

(3)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 206,463,457 shares of the Issuer’s Common Stock outstanding as of November 10, 2022 as reported by the Issuer in its Quarterly Report for the period ended September 30, 2022, filed on Form 10-Q with the SEC on November 14, 2022.

CUSIP No. 082490103	Page 11 of 18

This Amendment No. 1 (this “Amendment”) amends the Statement (the “Statement”) on Schedule 13G initially filed by the Reporting Persons (as defined in Item 2(a) below) on February 14, 2022 with the Securities and Exchange Commission (the “SEC”). This Amendment amends the Statement as set forth herein.

Item 1(a).	Name of Issuer.

Benson Hill, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.

1001 North Warson Road

St. Louis, MO 63132

Item 2(a).	Name of Persons Filing.

GV 2017, L.P., a Delaware limited partnership (the “2017 Partnership”)

GV 2017 GP, L.P., a Delaware limited partnership (“2017 GP”)

GV 2017 GP, L.L.C., a Delaware limited liability company (“2017 LLC”)

GV 2019, L.P., a Delaware limited partnership (the “2019 Partnership”)

GV 2019 GP, L.P., a Delaware limited partnership (“2019 GP”)

GV 2019 GP, L.L.C., a Delaware limited liability company (“2019 LLC”)

Alphabet Holdings LLC, a Delaware limited liability company (“Alphabet Holdings”)

XXVI Holdings Inc., a Delaware corporation (“XXVI”), and

Alphabet Inc., a Delaware corporation (“Parent” and, together with the 2017 Partnership, 2017 GP, 2017 LLC, the 2019 Partnership, 2019 GP, 2019 LLC, Alphabet Holdings, and XXVI, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if none, Residence.

The address of the principal business office of each of the Reporting Persons is:

1600 Amphitheatre Parkway

Mountain View, CA 94043

Item 2(c).	Citizenship.

Each of the Reporting Persons is formed, organized or incorporated, as applicable, in the State of Delaware.

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number.

082490103

CUSIP No. 082490103	Page 12 of 18

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:________________________________.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount Beneficially Owned:

Reference to “beneficial ownership” of securities for purposes of this Amendment shall be understood to refer to beneficial ownership as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

As of December 31, 2022, the Reporting Persons may be deemed to beneficially own an aggregate 17,849,461 shares of the Issuer’s Common Stock.

The 2017 Partnership is the direct beneficial owner of 11,510,238 of the securities described in the preceding paragraph, which securities consist of the following: (i) 11,310,238 shares of Common Stock and (ii) 200,000 warrants which are exercisable for an equal number of share of Common Stock. 2017 GP is the general partner of the 2017 Partnership, and 2017 LLC is the general partner of 2017 GP. As such, 2017 GP and 2017 LLC may each be deemed to indirectly beneficially own the securities directly beneficially owned by the 2017 Partnership.

The 2019 Partnership is the direct beneficial owner of 6,339,223 shares of the Issuer’s Common Stock described in the second paragraph of this Item 4(a). 2019 GP is the general partner of the 2019 Partnership, and 2019 LLC is the general partner of 2019 GP. As such, 2019 GP and 2019 LLC may each be deemed to indirectly beneficially own the securities directly beneficially owned by the 2019 Partnership.

CUSIP No. 082490103	Page 13 of 18

Additionally: (i) Alphabet Holdings is the sole managing member of both 2017 LLC and 2019 LLC; (ii) XXVI is the sole managing member of Alphabet Holdings; and (iii) Parent is the controlling stockholder of XXVI. As such, for purposes of Section 13(d) of the Exchange Act, each of Alphabet Holdings, XXVI, and Parent may be deemed to indirectly beneficially own all of the Issuer’s securities directly or indirectly beneficially owned by each of the other Reporting Persons, comprising an aggregate total of 17,849,461 shares of the Issuer’s capital stock.

Of the securities described above, 1,443,064 of the shares of Common Stock issued to the 2017 Partnership and 854,126 of the shares of Common Stock issued to the 2019 Partnership (collectively, the “Earn-Out Shares”) are currently held in an escrow account pursuant to an earnout escrow agreement (the “Escrow Agreement”), dated September 29, 2021. Pursuant to the Escrow Agreement, one half of the Earn-Out Shares will be released from the escrow account and distributed to the owners of record if, within 36 months following the Issuer’s completion of its business combination on September 29, 2021 (the “Vesting Period”): (i) the closing price of the Issuer’s publicly traded shares of Common Stock equals or exceeds $14.00 per share for twenty (20) of any thirty (30) consecutive trading days on the NYSE, Nasdaq or any other national securities exchange (each, an “Exchange”) or (ii) the Issuer consummates a transaction which results in the Issuer’s stockholders having the right to exchange their shares for cash, securities or other property having a value equaling or exceeding $14.00 per share (collectively, the “First Tranche Vesting Contingency”). Pursuant to the Escrow Agreement, the remainder of the Earn-Out Shares will be released from the escrow account and distributed to the holders of record if, during the Vesting Period: (i) the closing price of the Issuer’s publicly traded shares of Common Stock equals or exceeds $16.00 per share for twenty (20) of any thirty (30) consecutive trading days on an Exchange or (ii) the Issuer consummates a transaction which results in the Issuer’s stockholders having the right to exchange their shares for cash, securities or other property having a value equaling or exceeding $16.00 per share (collectively, the “Second Tranche Vesting Contingency” and, together with the First Tranche Vesting Contingency, the “Vesting Contingencies”). To the extent the Vesting Contingencies are not satisfied during the Vesting Period, the relevant Earn-Out Shares shall be canceled. During the Vesting Period, holders of unvested Earn-Out Shares are entitled to exercise the voting rights carried by the Earn-Out Shares.

The foregoing description of the Escrow Agreement and the terms governing the Earn-Out Shares is not complete and is qualified in its entirety by reference to the full text of the Escrow Agreement, which was filed by the Issuer with the SEC on October 5, 2021, as Exhibit 10.2 to the Issuer’s Current Report filed on Form 8-K (File No. 001-39835).

Neither the filing of the Statement nor this Amendment shall be construed as an admission that: (i) the 2017 Partnership, 2017 GP and 2017 LLC (collectively, the “2017 Affiliates”), on the one hand, or (ii) the 2019 Partnership, 2019 GP and 2019 LLC (collectively, the “2019 Affiliates”), on the other hand, is or has been, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the direct or indirect beneficial owner of any of the Issuer’s securities reported herein as beneficially owned by the other. The 2017 Affiliates and the 2019 Affiliates (each, an “Affiliate Group”) expressly disclaim beneficial ownership of the securities beneficially owned by the other Affiliate Group.

(b)	Percent of Class:

As of December 31, 2022, the Reporting Persons were deemed to directly or indirectly beneficially own an aggregate 8.7% of the Issuer’s outstanding Common Stock. Of that percentage, beneficial ownership was attributable as follows: (i) 5.6%, directly to the 2017 Partnership and indirectly to each of 2017 GP and 2017 LLC; (ii) 3.1%, directly to the 2019 Partnership and indirectly to each of 2019 GP and 2019 LLC; and (ii) 8.7%, indirectly to each of Alphabet Holdings, XXVI, and Parent.

CUSIP No. 082490103	Page 14 of 18

The aforementioned percentages were calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 206,463,457 shares of the Issuer’s Common Stock outstanding as of November 10, 2022 as reported by the Issuer in its Quarterly Report for the period ended September 30, 2022, filed with the SEC on Form 10-Q on November 14, 2022.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Reporting Person	Number of Shares
2017 Partnership	0
2017 GP	0
2017 LLC	0
2019 Partnership	0
2019 GP	0
2019 LLC	0
Alphabet Holdings	0
XXVI	0
Parent	0

(ii)	Shared power to vote or to direct the vote:

Reporting Person	Number of Shares
2017 Partnership	11,510,238
2017 GP	11,510,238
2017 LLC	11,510,238
2019 Partnership	6,339,223
2019 GP	6,339,223
2019 LLC	6,339,223
Alphabet Holdings	17,849,461
XXVI	17,849,461
Parent	17,849,461

CUSIP No. 082490103	Page 15 of 18

(iii)	Sole power to dispose or to direct the disposition of:

Reporting Person	Number of Shares
2017 Partnership	0
2017 GP	0
2017 LLC	0
2019 Partnership	0
2019 GP	0
2019 LLC	0
Alphabet Holdings	0
XXVI	0
Parent	0

(iv)	Shared power to dispose or to direct the disposition of:

Reporting Person	Number of Shares
2017 Partnership	10,067,174
2017 GP	10,067,174
2017 LLC	10,067,174
2019 Partnership	5,485,097
2019 GP	5,485,097
2019 LLC	5,485,097
Alphabet Holdings	15,552,271
XXVI	15,552,271
Parent	15,552,271

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances described more specifically in the respective: (i) limited partnership agreements of the 2017 Partnership, the 2019 Partnership, 2017 GP, and 2019 GP and (ii) limited liability company agreements of 2017 LLC and 2019 LLC, the general and limited partners or members, as the case may be, of each of such Reporting Persons may be deemed to have the right to receive dividends from, or proceeds from the sale of, the Issuer’s securities directly or indirectly owned by each Reporting Person of which it is a general partner, limited partner, or member.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

Item 8 is not applicable.

CUSIP No. 082490103	Page 16 of 18

Item 9.	Notice of Dissolution of a Group.

Item 9 is not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.141-11.

CUSIP No. 082490103	Page 17 of 18

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GV 2017, L.P.			GV 2019, L.P.

By:	GV 2017 GP, L.P., its General Partner		By:	GV 2019 GP, L.P., its General Partner
By:	GV 2017 GP, L.L.C., its General Partner		By:	GV 2019 GP, L.L.C., its General Partner

	By:	/s/ Inga Goldbard		By:	/s/ Inga Goldbard
	Name:	Inga Goldbard		Name:	Inga Goldbard
	Title:	General Counsel		Title:	General Counsel
	Dated:	February 10, 2023		Dated:	February 10, 2023

GV 2017 GP, L.P.			GV 2019 GP, L.P.

By:	GV 2017 GP, L.L.C., its General Partner		By:	GV 2019 GP, L.L.C., its General Partner

	By:	/s/ Inga Goldbard		By:	/s/ Inga Goldbard
	Name:	Inga Goldbard		Name:	Inga Goldbard
	Title:	General Counsel		Title:	General Counsel
	Dated:	February 10, 2023		Dated:	February 10, 2023

GV 2017 GP, L.L.C.			GV 2019 GP, L.L.C.

	By:	/s/ Inga Goldbard		By:	/s/ Inga Goldbard
	Name:	Inga Goldbard		Name:	Inga Goldbard
	Title:	General Counsel		Title:	General Counsel
	Dated:	February 10, 2023		Dated:	February 10, 2023

CUSIP No. 082490103	Page 18 of 18

ALPHABET HOLDINGS LLC		XXVI HOLDINGS INC.

By:	/s/ Kathryn W. Hall	By:	/s/ Kathryn W. Hall
Name:	Kathryn W. Hall	Name:	Kathryn W. Hall
Title:	Secretary	Title:	Assistant Secretary
Dated:	February 10, 2023	Dated:	February 10, 2023

ALPHABET INC.

By:	/s/ Kathryn W. Hall
Name:	Kathryn W. Hall
Title:	Assistant Secretary
Dated:	February 10, 2023